October 24, 2019

Steven Babinski
Senior Vice President and Senior Assistant General Counsel
First Midwest Bancorp, Inc.
8750 West Bryn Mawr Avenue
Suite 1300
Chicago, IL 60631

       Re: First Midwest Bancorp, Inc.
           Registration Statement on Form S-4
           Filed October 17, 2019
           File No. 333-234242

Dear Mr. Babinski:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance